Bee Consultants, LLC
Financial Statements For The Years Ended December 31, 2018 and 2017

Bee Consultants, LLC
Balance Sheet
DECEMBER 31, 2018 & 2017

		2018		2017
ASSETS				
Current Assets				
Bank Accounts				
Account 2555		524.07		3,428.73
Total Bank Accounts	$	**524.07**	$	**3,428.73**
Other Current Assets				
Inventory - Mycelium		12,500.00		4,460.00
Total Other Current Assets	$	**12,500.00**	$	**4,460.00**
Total Current Assets	$	**13,024.07**	$	**7,888.73**
TOTAL ASSETS	$	**13,024.07**	$	**7,888.73**
LIABILITIES AND EQUITY				
Liabilities		60,000		60,000
Notes Payable		1,200.00		-
Accrued Expenses		61,200		60,000
Total Liabilities				
Member's equity		(55,518.12)		4,045.14
Retained Earnings		3,843.59		
Net Income		63,498.60		3,843.59
Total Equity	$	**11,824.07**	$	**7,888.73**
TOTAL LIABILITIES AND EQUITY	$	**73,024.07**	$	**67,888.73**

Bee Consultants,
Profit & Loss
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2018	2017
Revenue, net	$ 194,525.89	$ 106,330.59
Operating expenses		
Mycologist, soil scientist, and climatologist fees	67,598.67	71,364.73
Dues & Subscription	1,596.26	315.98
General and Administrative	24,194.70	13,235.97
Marketing and advertising	9,633.91	2,821.08
Rent	10,820.00	3,830.00
Travel, meals & Entertainment	12,399.71	7,962.08
Utilities	2,684.04	2,574.88
Total operating expenses	128,927.29	102,104.72
Income before Tax	65,598.60	4,225.87
Income Tax Expense	2,100.00	382.28
Net Income	$ 63,498.60	$ 3,843.59

Bee Consultants, LLC
Statement of Cash Flows
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2018	2017
OPERATING ACTIVITIES		
Net Income	63,498.60	3,843.59
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory - Mycelium	(8,040.00)	(4,460.00)
Accrued Expenses	1,200.00	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(6,840.00)**	**(4,460.00)**
Net cash provided by operating activities	**56,658.60**	**(616.41)**
FINANCING ACTIVITIES		
Owner's Contribution	5,462.00	35,444.75
Owner's Distribution	(65,025.26)	(31,399.61)
Net cash provided by financing activities	**(59,563.26)**	**4,045.14**
Net cash increase for period	**(2,904.66)**	**3,428.73**
Cash at beginning of period	3,428.73	-
Cash at end of period	**524.07**	**3,428.73**

Notes to the Financial Statements:

Nature of Business

Bee Consultants, LLC ("the Company") is a limited liability company organized on 7/27/2016 under the laws of the State of Colorado, and is headquartered in Atlanta, Georgia. The Company was formed to acquire Bee Consultants, LLC, and continue operations in environmental remediation through application of its carbon dioxide (CO_2) and nitrous oxide (N_2O) sequestration processes.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2018 and 2017, the Company recognized $9,633.91 and $2,821.08 in advertising costs respectively.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company does not have significant operating history and relies on third-party funding to fund operations, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, its ability to commence profitable sales of its flagship product, and its ability to generate positive, sufficient operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.